Exhibit 99.2

Santiago, January 27, 2010

GG/019/10

Mr. Guillermo Larraín Rios

Superintendent of Securities and Insurance

RE: NOTICE OF MATERIAL EVENT

Dear Sir:

In accordance with Articles 9 and 10 of Securities Market Law (Law No. 18,045) and Chapter 18-10 of the Rules and Regulations of the Superintendency of Banks and Financial Institutions, we hereby notify you of the following material event:

In its session held on January 26, 2010, the Board of Directors of CorpBanca decided to disclose to the general public as a material event the following:

(1)	to call an Ordinary General Shareholders’ Meeting to be held on February 25, 2010, for the purpose of submitting to the shareholders’ consideration those matters of their competence, among others, to approve at said General Shareholders’ Meeting the financial statements for the fiscal year ended 2009 and to decide on the distribution of a dividend representing 100% of the net income for 2009 of Ch$85,108,675,320, which would be distributed as a dividend among the holders of the aggregate amount of shares of CorpBanca equal to 226,909,290,577 shares, which will be reduced by the number of shares not sold at the termination of the second preferred offering period previously disclosed, wherein 66,459,481 shares were offered.

If approved, the divided will be paid at the end of the Shareholders’ Meeting.

In the event the distribution of dividends is approved in the terms set forth above, those shareholders of record as of the fifth business day prior to the Ordinary General Shareholders’ Meeting will be entitled to receive the dividend.

(2)	to establish as a general policy, in accordance with Article 147-7-b of the Corporations Law, that the operations in the ordinary course of business of CorpBanca are expressly those set forth in Article 69 of the General Banking Law, which are incorporated into the general policy. Such operations are to be understood as being in the ordinary course of business of CorpBanca.

Sincerely,

Mario Chamorro Carrizo
Chief Executive Officer

Rosario Norte 660, Las Condes - Casilla 80 D, Santiago, Chile

Phone (56-2) 687 8000

www.bancocorpbanca.cl